UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 26, 2014: Star Bulk Charters Two Fuel Efficient Newbuilding Newcastlemax Vessels under Ten Year Bareboat Charters with Purchase Obligation .

This report on Form 6-K, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-180674) and Form F-3 (File No. 333-191135) that were each filed with the U.S. Securities and Exchange Commission and each with an effective date of July 17, 2012 and November 12, 2013, respectively.

Exhibit 1

STAR BULK CHARTERS TWO FUEL EFFICIENT NEWBUILDING NEWCASTLEMAX VESSELS UNDER TEN YEAR BAREBOAT CHARTERS WITH PURCHASE OBLIGATION

ATHENS, GREECE, February 25, 2014 — Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that it has entered into agreements (the “Bareboat Charters”) with CSSC (Hong Kong) Shipping Company Limited (“CSSC”), an affiliate of Shanghai Waigaoqiao Shipbuilding Co. Ltd of China (“SWS”) to bareboat charter, two fuel efficient Newcastlemax dry bulk vessels, hull numbers 1372 and 1371 (collectively, the “CSSC Vessels”) each with a cargo carrying capacity of 208,000 deadweight tons, which are currently under order at SWS, at a monthly hire rate for each CSSC vessel ranging between $371,000 to $410,800 plus LIBOR. The Bareboat Charters have a 10-year term and are expected to commence when the vessels are delivered to Star Bulk, which is scheduled for November 2015 and February 2016, respectively.

Under the terms of the Bareboat Charters, Star Bulk is required to pay CSSC $11.3 million and $11.8 million, representing the 20% of the construction price of $56.5 million for Hull 1372 and $59.0 million for Hull 1371 respectively (collectively “Construction Prices”). The upfront hires for each CSSC Vessel will be paid in two equal installments for each CSSC vessel, the first of which shall be due shortly and the second installment shall be due upon the completion of the steel-cutting stage of the construction of each CSSC Vessel.

Under the terms of the Bareboat Charters, Star Bulk has options to purchase the CSSC Vessels at any time, which are exercisable monthly, against a predetermined, amortizing balance payment whilst it has a respective obligation at the expiration of the bareboat term. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, Star Bulk will own the CSSC Vessels.

This structure effectively allows the Company to acquire the CSSC Vessels, upon the completion of the Bareboat Charters, with the equivalent of 80% debt financing as a percentage of the Construction Prices in the preceding paragraph.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Following the delivery of the newly acquired vessel, the M/V Star Sirius, Star Bulk will own a fleet of seventeen dry bulk carriers, consisting of five Capesize, two Post Panamax, two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,610,935 deadweight tons and an average age of approximately 8.9 years. In addition, Star Bulk provides vessel management services to fourteen third party dry bulk vessels, including five Capesize, two Post Panamax, two Kamsarmax, two Panamax and three Supramax vessels with a combined cargo carrying capacity of 1,569,255 deadweight tons. Star Bulk has also has entered in construction contracts for eleven fuel efficient dry bulk newbuilding vessels, including five Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, with a combined cargo carrying capacity of 1,643,000 deadweight tons. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece

Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President

Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 26, 2014	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President